UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549
FORM 15
CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION
12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE
REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
Commission File Number: 0-18813
THQ INC.
(Exact name of registrant as specified in its charter)

29903 Agoura Road
Agoura Hills, CA 91301
(818) 871-5000
(Address, including zip code, and telephone number, including area code, of Issuer’s principal executive offices)

Common Stock, par value $0.01
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)
Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Approximate number of holders of record as of the certification or notice date: 1*

Pursuant to the requirements of the Securities Exchange Act of 1934, THQ Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: August 22, 2013	THQ INC.
	By:	/s/ Edward L. Kaufman
	Name:	Edward L. Kaufman
	Title:	President

* On August 13, 2013, THQ Inc. (the “Company”) filed a Form 8-K to report that on July 17, 2013, the United States Bankruptcy Court for the District of Delaware entered an order (Docket No. 929. Case No. 12-13398 (MFW)) (the “Confirmation Order”) confirming the Second Amended Chapter 11 Plan of Liquidation of THQ Inc. and Its Affiliated Debtors, dated July 16, 2013 (the “Plan”). The Plan became effective on August 2, 2013 (the “Effective Date”). On the Effective Date, all shares of common stock of the Company were cancelled pursuant to the Confirmation Order and a single share of stock of the Company was issued to the Stock Trust (as defined in the Plan).